News Release

BROOKFIELD PROPERTY PARTNERS

COMPLETES ANNUAL FILINGS

April 3, 2014 – Brookfield Property Partners, L.P. (NYSE: BPY, TSX: BPY.UN) announced today that it has filed its 2013 annual report on Form 20-F, including its audited financial statements for the year ended December 31, 2013, with the SEC on EDGAR as well as with the Canadian securities authorities on SEDAR. These documents are also available at www.brookfieldpropertypartners.com and a hard copy will be provided to unitholders free of charge upon request.

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Brookfield Property Partners is a leading owner, operator, and investor in best-in-class commercial real estate around the globe. Our diversified portfolio includes interests in 300 office and retail properties encompassing 250 million square feet, 25,000 multi-family units, 68 million square feet of industrial space, and a 100 million square foot development pipeline. Our assets are located in North America, Europe, and Australia with a small presence in China, Brazil and India. For information, please visit www.brookfieldpropertypartners.com

Contact:

Melissa Coley, VP, Investor Relations & Communications

(212) 417-7215; melissa.coley@brookfield.com